Message from the President

Dear Fellow Shareholders:

While we were obviously disappointed with the decline in sales and lack of profitability in the year 2000, a number of accomplishments were noteworthy and bode well for the future. As our shareholders know well, Scott's Liquid Gold-Inc. has suffered from a maturing in the market for alpha hydroxy-based skin care products during the past couple of years, and from intense competition from large manufacturers of similar or alternative products. Our strategy for positioning the Company for a resumption in sales growth and a return to profitability has included the introduction of a number of "niche" products and the pursuit of additional marketing channels, as well as the redesign of advertising campaigns for our traditional products.

The settlement of litigation involving TriStrata Technologies, Inc. has enabled us to move to more competitive packaging and advertising claims for the Alpha Hydrox product line in 2001. Our DIABETIC SKIN CARE product, which was introduced last year, is performing in line with expectations and continues to gain momentum. We have just begun our national introduction of our new topical analgesic, RUBOUT(TM), and will be moving shortly into test market in drug outlets in the Northeastern U.S. during the first quarter of 2001 with our Alpha Radiance line of skin care products for mature women.

As of the date of this letter, the Company is in final negotiations with Montagne Jeunesse, the manufacturer of certain beauty care products, to act as a United States sales representative and distributor.

On April 4, 2001, we will celebrate our 50th anniversary. In 1951 my father, Jerome Goldstein, began making Scott's Liquid Gold in my grandmother's garage. In our 50 years we have experienced our share of ups and downs. Our humble beginnings and our challenges against much larger competitors help to shape the corporate culture of Scott's Liquid Gold-Inc. today. For 50 years, we have persisted through adversity, and displayed through our actions our commitment to our brands, our employees, our customers, and our shareholders. We look forward to our many challenges in 2001 and beyond.

Sincerely,


Mark E. Goldstein
President and Chief Executive Officer
February 28, 2001

Description of Business

General

Scott's Liquid Gold-Inc., a Colorado corporation headquartered in Denver, was incorporated on February 15, 1954. Through its wholly-owned subsidiaries, the Company manufactures and markets quality household and skin care products. Until late 1996, it also manufactured a line of disposable cigarette filters through a wholly-owned subsidiary, Aquafilter Corporation, whose assets, other than cash and receivables, were sold during 1996 and 1997. In the first quarter of 2001, the Company began acting as a distributor in the United States of beauty care products contained in individual sachets and manufactured by Montagne Jeunesse. The agreement for this relationship is in negotiation as of the date of this Report. In this Report, the term "Company" refers to Scott's Liquid Gold-Inc. and its subsidiaries. The Company's business is comprised of two segments, household products and skin care products.

The Company's household products consist of Scott's Liquid Gold for wood, a wood preservative and cleaner, sold nationally for over thirty years, and Touch of Scent, an aerosol room air freshener, distributed nationally since 1982.
In early 1992, the Company entered into the skin care business through a subsidiary, Neoteric Cosmetics, Inc. The Company's skin care products are sold primarily under the name Alpha Hydrox. At the end of 2000, more than twenty skin care products were being marketed by the Company. The Company plans to introduce additional products to the market during 2001.

For information on the Company's operating segments, please see "Note 8, Segment Information", to the Consolidated Financial Statements of the Company.

Strategy

The Company's policy is to manufacture and market high quality consumer products which are distinct within each category in which the Company competes. Scott's Liquid Gold for wood distinguishes itself from competing products as a wood cleaner and preservative, not simply a polish. Touch of Scent is different from most competing aerosol air fresheners in that it need not be shaken before each use, and, because it is activated by an attractive dispenser which may be mounted on any hard, smooth surface, it is more convenient to use than competing aerosol brands. With respect to the Company's line of skin care products, Alpha Hydrox was one of the first alpha hydroxy acid skin care products sold to retailers for resale to the public at affordable prices. In 1998, the Company added a retinol product to its skin care line. In the first half of 1999, the Company brought out Neoteric Diabetic Skin Care. In 2000, the Company introduced Alpha Hydrox Fade Cream, Alpha Hydrox Oxygenated Moisturizer, a new Alpha Hydrox Facial Moisturizing Cleanser, and a new Alpha Hydrox Under Eye Renewal Treatment. The Company, in 2001, has underway the introduction of a topical analgesic called RUBOUT(TM). The Company also is test marketing a line of skin care products specifically designed for mature women, called ALPHA RADIANCE(TM). The Company will continue to examine other possible new products which the Company believes may fit well with the Company's know-how and financial capabilities.

In the last ten years, the Company operated profitably each year except for the most recent three years. (Although the Company experienced a net loss in 1996 because of the settlement of an environmental lawsuit with the United States Army, it nonetheless produced an operating profit for that year.) In the years 1998 through 2000, the Company experienced significant declines in sales of skin care products and, to a lesser extent, one of the Company's major lines of household products.

The growth in sales of Alpha Hydrox from 1992 through 1996 caused the Company to make substantial investments in property, plant and equipment to handle that growth and the future growth of the Company's skin care products. The decline in sales of those products in 1998, 1999 and 2000 without commensurate decreases in the Company's cost of doing business, particularly in the area of fixed costs, dictate that the sales decline be reversed.

The goal of the Company for 2001 is to resume sales growth and return to profitability. To achieve these goals, the Company has introduced a number of "niche" products, has pursued additional marketing channels such as television shopping networks, has maintained an aggressive advertising posture while also taking into account the Company's financial capabilities and has remained focused on domestic sales while not ignoring opportunities for expansion into other countries. The Company also redesigned the advertising campaign for its traditional skin care products.

Products

Scott's Liquid Gold for wood, a wood cleaner and preservative, has been the Company's core product since the Company's inception. It has been popular throughout the U.S. for over thirty years. In 1982, the Company added
Touch of Scent, a room air freshener, to its line of household products. Household products accounted for 42.9% of the Company's consolidated net sales in 2000, and 37.7% in 1999. Scott's Liquid Gold for wood, when applied to wood surfaces such as furniture, paneling, and kitchen cabinets, and to outside stained doors and decking, penetrates microscopic pores in the surface and lubricates beneath, restoring moisture and, at the same time, minimizes the appearance of scratches, darkening the wood slightly. Scott's Liquid Gold preserves wood's natural complexion and beauty without wax.

Touch of Scent is intended to be used in conjunction with a decorative dispenser which can be mounted on any hard surface and into which the consumer inserts an aerosol refill unit. At a touch, the dispenser propels any of several fragrances from a refill unit into the air, masking unpleasant odors and refreshing the air with a pleasant scent. The Company manufactures both the dispenser and the refill unit. Unlike some competitive aerosol air fresheners, Touch of Scent is extremely dry and, therefore, leaves practically no residue after use. Touch of Scent sales have not been strong in recent years. In this regard, see "Management's Discussion and Analysis".

In early 1992, the Company began to market two skin care products under the trade name of Alpha Hydrox. At the end of 2000, the Company's skin care line consisted of over 20 products, with additional products on the way for introduction in 2001. The Company's Alpha Hydrox skin care products are sold through a wholly-owned subsidiary, Neoteric Cosmetics, Inc. The Company's skin care products are manufactured by Neoteric Cosmetics. Many of the Alpha Hydrox products contain alpha hydroxyethanoic acids in low but effective concentrations. Properly blended with a carrier, alpha hydroxyethanoic acids gently slough off dead skin cells to promote a healthier, more youthful appearance and diminish fine lines and wrinkles. The Company's products with alpha hydroxy acids include facial care products, a body lotion and a foot creme. Other skin care products of the Company do not contain alpha hydroxy acids. These products include Neoteric Diabetic Skin Care, which is a healing creme and a therapeutic moisturizer developed by the Company to address the skin conditions of diabetics, caused by poor blood circulation, and which contains a patented oxygenated oil technology; Alpha Hydrox Oxygenated Moisturizer, which is our second skin care product based on the oxygenated oil technology; a retinol product containing a patented Microsponge technology that softens fine lines and wrinkles; an Alpha Hydrox Fade Cream designed to lighten age spots and skin discoloration caused by sun exposure and other factors; RUBOUT(TM), which is a topical analgesic which helps fade the discoloration of bruises and eases the pain from muscle sprains and bruises; and a body wash. Neoteric skin care products accounted for 57.1% of the Company's consolidated net sales in 2000, and 62.3% in 1999.

The Company also manufactures injection molded components, currently consisting of plastic caps for Touch of Scent and Scott's Liquid Gold, and dispensers for Touch of Scent.

Marketing and Distribution

All of the Company's products are sold nationally, directly and through independent brokers, to mass marketers, drugstores, supermarkets, and other retail outlets; and to wholesale distributors. In 2000, Wal-Mart Stores, Inc. of Bentonville, Arkansas, accounted for approximately 31% of the Company's sales of household products. With regard to the Company's skin care products, Wal-Mart accounted for approximately 31% of 2000 sales. Wal-Mart accounted for approximately 25% of sales of both household products and skin care products in 1999. The loss of this customer could have a material effect on the Company because it is uncertain whether the consumer base served by this customer would purchase the Company's products at other retail outlets. No long-term contracts exist between the Company and Wal-Mart Stores, Inc. or any other customer. The Company permits returns of its products by its customers, a common industry practice.

The Company's household products and Alpha Hydrox are or have been advertised nationally on network television and, at times, on cable television and in print media. In the past, the Company has also used radio advertising in selected areas and may do so in the future. The Company maintains an aggressive posture in promoting and advertising its products, and, in particular, its skin care products. During 2001, but subject to change, the Company plans a moderate to substantial decrease in advertising expenditures from 2000 levels. The Company periodically reviews its advertising plans and may revise planned advertising expenditures based upon actual sales results and competitive conditions.

To enable consumers to make informed decisions, the Company's containers and promotional materials note the concentration of alpha hydroxy acid contained in each of its Alpha Hydrox products which contain such acids. The Company recommends the use of sunscreen in its written directions contained in every box of Alpha Hydrox products with such acids. The Company does not exaggerate benefits to be expected from the use of its products. The Company also maintains a 24-hour, toll free telephone number for use by consumers of its products.

The Company sells its household and skin care products in Canada and other foreign countries. Please see "Note 8, Segment Information", to the Consolidated Financial Statements for information regarding sales in foreign countries. Currently, foreign sales are made to distributors who are responsible for the marketing of the products, and the Company is paid for these products in United States currency.

Manufacturing and Suppliers

The Company owns and operates its manufacturing facilities and equipment. The Company manufactures all of its products, maintaining a high quality standard. For all of its products, the Company must maintain sufficient inventories to ship most orders as they are received. Quality control is enforced at all stages of production, as well as upon the receipt of raw materials from suppliers. Raw materials are purchased from a number of suppliers and, at the present time, are readily available. Currently, the Company's sole supplier of glycolic acid, which is the most common type of alpha hydroxy acid used by the Company in its Alpha Hydrox products, is E.I. DuPont de Nemours. So far as the Company knows, this supplier is one of only two U.S. manufacturers of the grade of glycolic acid approved for use by the Company. No contract exists between the Company and its supplier of glycolic acid. The Company's sole supply for the oxygenated oil used in Neoteric Diabetic Skin Care products is a French company with which the Company has a supply agreement. The supply agreement provides the Company with an exclusive right to purchase this oil for incorporation in products specifically designed for use by diabetics or the beautification of skin. The supply agreement states that the exclusivity ends December 31, 2002; however, if during the year 2002 and in each subsequent year Neoteric Cosmetics purchases a minimum volume of the oil, the exclusivity is extended by one year. The exclusivity concerns products shipped by the Company to destinations in the United States or Canada. Relations with these suppliers and other suppliers are satisfactory. Most of the Company's manufacturing operations, including most packaging, are highly automated, and, as a result, the Company's manufacturing operations are not labor intensive, nor, for the most part, do they involve extensive training. An addition to the Company's plant facilities, completed in early 1996, greatly increased the Company's capacity to produce skin care products. The Company currently operates on a one-shift basis. The Company's manufacturing facilities are capable of producing substantially more quantities of the Company's products without any expansion, and, for that reason, the Company believes that its physical plant facilities are adequate for the foreseeable future.

Competition

The Company's business is highly competitive in both household and skin care products. Household products are comprised of Touch of Scent air fresheners and Scott's Liquid Gold, a wood cleaner and preservative. Both the air freshener and wood care categories are dominated by three to five companies significantly larger than the Company, each of which produce several products. Irrespective of the foregoing, the Company maintains a visible position in the wood care category, but does not have sufficient information to make an accurate representation as to the market share of its products. Over the last several years, sales of the Company's air freshener products have fallen off significantly and may continue to do so in the future. From time to time, to stem the attrition of this product line, the Company offers price incentives to its customers.

The skin care category is also highly competitive. Several competitors are significantly larger than Scott's Liquid Gold-Inc., and each of these competitors produces several products. Some of these companies also produce retinol and alpha hydroxy acid products with which Alpha Hydrox must compete. Because of the number of varied products produced by competitors, the Company cannot make an accurate representation as to the market share of its skin care products. Irrespective of the foregoing, it can be stated that the Company has established a strong national base of distribution for Alpha Hydrox.

Conforming to its corporate philosophy, the Company competes on the basis of quality and distinguishing characteristics of its products.

Regulation

The Company is subject to various federal, state and local laws and regulations, which pertain to the type of products it manufactures and sells. The Company's skin care products containing alpha hydroxy acids are cosmetics within the meaning of the Federal Food Drug and Cosmetic Act ("FFDCA"). The FFDCA defines "cosmetics" as products intended for cleansing, beautifying, promoting attractiveness or altering the appearance. The Company's cosmetics products are subject to regulation under the FFDCA and the Fair Packaging and Labeling Act ("FPLA"), and the regulations promulgated under these acts. The relevant laws and regulations are enforced by the U.S. Food & Drug Administration ("FDA"). Such laws and regulations govern the ingredients and labeling of cosmetic products and set forth general manufacturing practices for companies to follow. Although FDA regulations require that the safety of a cosmetic ingredient be substantiated prior to marketing, there is no requirement that a company contemplating inclusion of a cosmetic ingredient in its products submit to the FDA the results of its testing or any other data or information with respect to the ingredient. Prior to marketing its products, the Company conducts studies to demonstrate that its Alpha Hydrox products do not irritate the skin or eyes. Consistent with regulations, the Company does not submit the results of its studies to the FDA.

In April of 1994, an FDA official raised some questions about the safety of alpha hydroxy acids in skin care products, and later stated that the effects of long-term usage of such products are unknown. Because of the FDA's questions, the Cosmetic Ingredient Review Expert Panel ("CIR") sponsored by the cosmetics industry, was requested to conduct a review of a compilation of alpha hydroxy acid safety data assembled by cosmetic manufacturers. The CIR is a cooperative proceeding in which an FDA representative can and does participate as a nonvoting, liaison member. In June of 1997, the CIR issued its final report which, among other things, concluded that glycolic acid (the most common type of alpha hydroxy acid used by the Company) is safe for use in retail domestic products at concentrations of up to 10%, with a pH level of no less than 3.5, and when the directions for use include the daily use of sun protection. The Company's products and directions for use meet the CIR's criteria.

Following the issuance in June, 1997 of the CIR report, the FDA, in December, 1998, created a joint working group using staff from both the Center for Food Safety and Applied Nutrition and the Center for Drug Evaluation and Research to consider, among other things, whether products containing alpha hydroxy acid should be classified for regulatory purposes as a drug. This group is expected to analyze additional research initiated at the FDA's request. It is not expected that recommendations by the working group will be forthcoming in the near-term future. Further, any recommendation of the group will probably face strong opposition by manufacturers of products containing alpha hydroxy acids.

The Company's advertising is subject to regulation under the Federal Trade Commission Act and its implementing regulations, which prohibit false and misleading claims in advertising. The Company's labeling and promotional materials are believed to be in full compliance with applicable statutes and regulations.

Some chemicals used in consumer products, including some used by the Company, have come under scrutiny by various state governments and the Congress of the United States in connection with clean air laws and regulations. These chemicals are volatile organic compounds ("VOCs") that are contained in various categories of consumer products. As a result of VOC regulation, it has been necessary, from time to time, for the Company to reformulate some of its products including a reformulation of Touch of Scent to conform to certain regulations of the California Air Resources Board ("CARB") which became effective on January 1, 1996. The regulations concerning VOC content are relevant to the household products of the Company but have not affected the Company's skin care products. The Company believes it has done all that is now necessary to satisfy the current requirements of the Clean Air Act and laws of various state governments. Currently, all of the Company's products may be sold in all areas of the United States.

Limitations regarding the VOC content of consumer products by both state and federal agencies will continue to be a part of regulatory efforts to achieve compliance for ozone at or near ground level. Under the Clean Air Act Amendments of 1990, the Environmental Protection Agency ("EPA") is required to study the contribution of consumer products to ozone problems and to promulgate regulations reducing the VOC content of consumer products. During 1995, the EPA published a prioritized list of categories of consumer products for regulation, including categories which affect Scott's Liquid Gold for wood and Touch of Scent. Regulations pertaining to these products were proposed by the EPA in April, 1996. Final regulations to control VOC's from consumer products, which are no more stringent than those issued previously by CARB with which the Company complies, were published in the September 11, 1998 Federal Register. Various states, in addition to California, have enacted or are considering promulgating VOC regulations. The EPA's adoption of regulations may help to induce states to conform to consistent, nationwide standards. The Company is unable to predict how many or which other states might enact legislation regulating the VOC content of consumer products or what effect such legislation might have upon its household products. The Company is aware that a group of approximately thirteen northeastern states have collectively drafted model VOC regulations with standards substantially identical to those contained in the CARB regulations. The Company expects that at least some of these states will adopt VOC regulations based on this model.

Employees

The Company employs 123 persons, 64 in plant and production related functions and 59 in administrative, sales and advertising functions. No contracts exist between the Company and any union. The Company monitors wage and salary rates in the Rocky Mountain area and pursues a policy of providing competitive compensation to its employees. The compensation of the Company's executive officers is under the review of the Compensation Committee of the Company's Board of Directors. Fringe benefits for Company employees include an excellent medical and dental plan, life insurance, a 401K plan with matching contributions for lower paid employees (those earning $30,000 or less per annum), an ESOP plan, and a Profit Sharing plan. The Company considers its employee relations to be satisfactory.

Patents and Trademarks

At present, the Company currently owns no patents covering its products, although the Company is seeking patent protection on at least one product. However, the Company actively uses its registered trademarks for Scott's Liquid Gold, Liquid Gold, Touch of Scent, Alpha Hydrox,

Tri-Oxygen C, and Neoteric in the United States and has registered trademarks in a number of additional countries. The Company's registered trademarks and pending trademark applications concern names and logos relating to its products as well as the design of boxes for certain of its products.

In December, 2000, the Company entered into a license agreement with TriStrata Technology, Inc. which owns patents dealing with the use of alpha hydroxy acids for the purpose of reducing the appearance of wrinkles or fine lines. Under the license agreement, Neoteric Cosmetics and its affiliates have been granted a non-exclusive license for the life of the patents to make and sell skin care products using alpha hydroxy acids for, among other things, the reduction of the appearance of skin wrinkles and the reduction in the appearance of skin changes associated with aging. The license agreement covers a territory which includes the United States and certain foreign countries. In accordance with the license agreement, Neoteric Cosmetics pays a royalty on net sales of products covered by the agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Legal Proceedings" later in this Report.

Properties

The Company's facilities, located in Denver, Colorado, are currently comprised of three connecting, modern buildings and a parking garage (approximately 261,100 square feet in total) and about 16.2 acres of land, of which approximately 6 acres are available for future expansion. These buildings range in age from 6 to 31 years (126,600 square feet having been added in 1995 and 1996). The Denver facility houses the Company's corporate headquarters and all of its operations, and serves as one of several distribution points. The Company believes that its current space will provide capacity for growth for the foreseeable future. All of the Company's land and buildings serve as collateral under a deed of trust for a $6.0 million bank loan consummated by the Company on November 21, 2000. An appraisal as of November 3, 2000, of the Company's land and buildings for purposes of this loan established a market value for the Company's realty of $14,300,000.

SELECTED FINANCIAL DATA
Scott's Liquid Gold-Inc. & Subsidiaries


(IN THOUSANDS OF DOLLARS
EXCEPT FOR PER SHARE DATA)                       2000              1999             1998              1997             1996
NET SALES:
   Scott's Liquid Gold household products     $12,275           $12,787          $14,309           $15,377          $17,411
   Neoteric Cosmetics                          16,333            21,102           25,165            33,968           26,268
----------------------------------------------------------------------------------------------------------------------------
                                              $28,608           $33,889          $39,474           $49,345          $43,679
===========================================================================================================================
Income (loss)  from continuing operations
     before income taxes                     $(2,261)             (761)         $(4,532)            $8,485         $(1,487)
Income tax expense (benefit)                        -             (256)          (1,758)             3,154            (553)
----------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations      (2,261)             (505)          (2,774)             5,331            (934)
Discontinued operations, net of taxes               -                 -                -               751              23
----------------------------------------------------------------------------------------------------------------------------
Net income (loss)                            $(2,261)            $(505)         $(2,774)            $6,082           $(911)
===========================================================================================================================

EARNINGS (LOSS) PER SHARE
  Income (loss) from continuing operations    $(0.22)           $(0.05)          $(0.27)             $0.53          $(0.09)
  Discontinued operations                         -                 -                -                0.07              -
----------------------------------------------------------------------------------------------------------------------------
Earnings (loss) per common share              $(0.22)           $(0.05)          $(0.27)             $0.60          $(0.09)
===========================================================================================================================

DILUTED EARNINGS (LOSS) PER SHARE
 Income (loss) from continuing operations     $(0.22)           $(0.05)          $(0.27)             $0.52          $(0.09)
 Discontinued operations                          -                 -                -                0.07              -
----------------------------------------------------------------------------------------------------------------------------
Diluted earnings (loss) per share             $(0.22)           $(0.05)          $(0.27)             $0.59          $(0.09)
===========================================================================================================================

DIVIDENDS DECLARED PER COMMON SHARE           $   -             $   -            $ 0.10              $  -           $  -
===========================================================================================================================


ASSETS                                        $26,937           $28,975          $31,995           $37,592          $34,464
===========================================================================================================================

WORKING CAPITAL*                               $4,857            $6,980           $7,940           $11,631           $6,197
===========================================================================================================================

CAPITAL ADDITIONS                                 $95              $294             $189              $210           $1,057
===========================================================================================================================

DEPRECIATION                                     $801              $888           $1,038              $998           $1,015
===========================================================================================================================

LONG-TERM DEBT *                               $5,309            $5,866           $6,981            $7,978          $10,777
===========================================================================================================================

* See Management Discussion & Analysis of Financial Condition and Results of Operations.

SELECTED QUARTERLY FINANCIAL DATA


                                                                            2000
                                    -------------------------------------------------------------------------------
                                       First            Second             Third           Fourth              Year
-------------------------------------------------------------------------------------------------------------------
Net sales                            $ 7,371            $7,404            $7,267           $6,566          $28,608
Gross profit                         $ 4,700            $4,623            $4,646           $4,212          $18,181
Income (loss) before income taxes    $(1,804)           $ (363)           $  602           $ (696)         $(2,261)
Net loss                             $(1,191)           $ (239)           $ (135)          $ (696)         $(2,261)
Loss per share                       $ (0.12)           $(0.02)           $(0.01)          $(0.07)         $ (0.22)
Diluted loss  per share              $ (0.12)           $(0.02)           $(0.01)          $(0.07)         $ (0.22)

                                                                            1999
                                    -------------------------------------------------------------------------------
                                       First            Second             Third           Fourth              Year
-------------------------------------------------------------------------------------------------------------------
Net sales                            $ 9,784           $ 7,742            $8,382           $7,981          $33,889
Gross profit                         $ 6,383           $ 4,837            $5,365           $5,546          $22,131
Income (loss) before income taxes    $(1,319)          $(1,844)           $  343           $2,059          $  (761)
Net income (loss)                    $  (831)          $(1,369)           $  226           $1,469          $  (505)
Earnings (loss) per share            $ (0.08)          $ (0.14)           $ 0.02           $ 0.15          $ (0.05)
Diluted earnings (loss) per share    $ (0.08)          $ (0.14)           $ 0.02           $ 0.15          $ (0.05)


Management Discussion & Analysis
Of Financial Condition and Results of Operations

                                                  Result of Operations
                                      Summary of Results as a Percentage of Operations

                                                Year Ended December 31,
                                      -------------------------------------------
                                        2000              1999              1998
Net sales
Scott's Liquid Gold
    household products                 42.9%             37.7%             36.3%
Neoteric Cosmetics                     57.1%             62.3%             63.7%
                                      ------------------------------------------
Total net sales                       100.0%            100.0%            100.0%
Cost of sales                          36.4%             35.2%             34.4%
                                      ------------------------------------------
Gross profit                           63.6%             64.8%             65.6%
Other revenue                           3.1%              1.9%              1.6%
                                      ------------------------------------------
                                       66.7%             66.7%             67.2%
                                      ------------------------------------------
Operating expenses                     70.7%             65.4%             75.6%
Interest                                3.9%              3.5%              3.1%
                                      ------------------------------------------
                                       74.6%             68.9%             78.7%
Loss before income taxes              (7.9%)            (2.2%)           (11.5%)


Management Discussion & Analysis
Of Financial Condition and Results of Operations

General

The Company manufactures and markets both household and skin care products. In September of 1996, it discontinued the manufacture and sale of cigarette filters by one of its wholly owned subsidiaries. The Company's products are sold throughout the United States and Canada and insignificantly in other countries. The majority of skin care products are sold under the name Alpha Hydrox and Neoteric Diabetic Skin Care. Sales of such products were about $25.2 million in 1998, $21.1 million in 1999, and $16.3 million in 2000.

Year Ended
December 31, 2000
Compared to Year Ended December 31, 1999

Consolidated net sales for 2000 were $28.6 million vs. $33.9 million for 1999, a decrease of $5.3 million or about 15.6%. Average selling prices for 2000 were greater than those of 1999 by $1,471,700, prices of household products being up by $475,800 ($345,100 for Scott's Liquid Gold for wood and $130,700 for Touch of Scent), while average selling prices of cosmetics products increased by $995,900.

During 2000, net sales of cosmetics products accounted for 57.1% of consolidated net sales compared to 62.3% in 1999. Net sales of those products were $21,102,500 in 1999 compared to $16,333,300 in 2000, a decrease of
$4,769,200 or 22.6%. That decrease was comprised of a drop in unit sales of most of the Company's earlier established skin care products, offset by an increase in their average selling prices and by sales of more recently introduced products. The Company believes that its skin care sales were adversely affected by the maturation of the alpha hydroxy acid category of skin care products, by the Company's emphasis on retinol products in allocating its advertising dollars during 1999, and by intense competition from producers of similar or alternative products, many of whom are considerably larger than Neoteric Cosmetics, Inc., the Company's skin care subsidiary. In the year 2000, the Company implemented a revised approach to its television advertising, emphasizing short advertising spots on various television channels. The Company continues to address the decrease in sales of products in the alpha hydroxy acid category of skin care products through the introduction of new products which target "niche" market opportunities. However, sales of such new products have not been sufficient to offset declining shipments of alpha hydroxy acid-based products. The Company believes that its future success is highly dependent upon the favorable acceptance in the marketplace of its new products and the sales of its Alpha Hydrox products.

During the first half of 1999, the Company's subsidiary, Neoteric Cosmetics, Inc., introduced Neoteric Diabetic Skin Care, a healing creme and a therapeutic moisturizer developed by the Company to address skin conditions of diabetics which are caused by poor blood circulation. In early 2000, we introduced Alpha Hydrox Fade Cream, which is designed to lighten age spots and skin discoloration caused by sun exposure and other factors, and Alpha Hydrox Oxygenated Moisturizer, which is our second skin care product based on a patented oxygenated oil technology. During the second half of the year 2000, the Company introduced a new Alpha Hydrox Facial Moisturizing Cleanser and a new Alpha Hydrox Under Eye Renewal treatment. Sales of these four products and of the diabetic products have been satisfactory. Products planned for 2001 include a line of skin care products specifically designed for problems common to mature women and a unique topical analgesic which helps fade the discoloration of bruises and eases the pain from muscle sprains and bruises. These two new products began shipments in early 2001. The Company discontinued its Belleza Latina product line which was introduced during the second half of 1998.

As of the date of this Report, the Company is in final negotiations with Montagne Jeunesse, the manufacturer of certain beauty care products, to act as a United States sales representative and distributor.

Sales of household products in 2000 accounted for 42.9% of consolidated net sales compared to 37.7% in 1999. These products are comprised of Scott's Liquid Gold for wood, a wood cleaner which preserves as it cleans, and Touch of Scent, a room air freshener. Sales of household products were $12,786,900 in 1999 compared to $12,274,200 in 2000, a decrease of $512,700, or 4%. Sales of Scott's Liquid Gold for wood decreased from $8,903,500 in 1999 to $8,437,800 in 2000 (down by $465,700 or 5.2%) because of what we believe to be ineffective advertising. Sales of Touch of Scent decreased from $3,883,400 in 1999 to $3,836,400 in 2000 (down by $47,000 or 1.2%). As noted in previous reports to shareholders, efforts in recent years to revitalize Touch of Scent have produced less than satisfactory results. Although the Company continues to seek products to replace or augment Touch of Scent, particularly products which would utilize the same manufacturing facilities, it believes that a centralization of purchasing activities by certain customers may continue to help to stabilize and improve Touch of Scent sales in 2001.

On a consolidated basis, cost of goods sold in 2000 was $10,426,300 compared to $11,921,300 in 1999, a decrease of $1,495,000 or 12.5 % (on a sales decrease of about 15.6%). As a percentage of consolidated net sales, cost of goods sold was 36.4% in 2000 vs. 35.2% in 1999, an increase of about 3.4%. That increase in the cost of goods sold percentage is the result of an increase in average selling prices in 2000 offset by lower production during 2000 vs. 1999, cost of goods sold being affected by a lower absorption of on-going (fixed) manufacturing costs resulting from a lower level of products manufactured by the Company. The increase in the cost of goods sold also was affected by a change in the product mix.

Operating expenses, comprised primarily of advertising, selling, and administrative expenses, decreased by $1,937,400 from 1999 to 2000, largely because of the decline in advertising expenses. The various components of operating expenses are discussed below.

Advertising expenses for 2000 were $8,972,400 compared to $10,808,300 for 1999, a decrease of $1,835,900 or 17% (mostly for television). In 2000, the Company spent $7,502,000 to advertise its cosmetics products, compared to $10,018,900 in 1999, a decrease of 25.1%, and $1,470,400 in 2000 compared to
$789,400 in 1999 to advertise household products, an increase of almost 86.3%. Advertising expenses for Scott's Liquid Gold for wood increased from $464,200 in 1999 to $1,246,300 in 2000, whereas expenses to advertise Touch of Scent decreased from $325,200 in 1999 to $224,100 in 2000. As a result of the license agreement entered into with TriStrata Technology Inc. in the fourth quarter of 2000, the Company has added to its advertisements for the Alpha Hydrox products with alpha hydroxy acid that the products reduce or diminish fine lines and wrinkles. Irrespective of year to year changes in expenditures to advertise its products, the Company recognizes that, whenever it is fiscally responsible to do so, it must continue to advertise aggressively because the markets for skin care products, furniture polish, and air fresheners are highly competitive and, accordingly, the Company's brand names need to be kept in front of current and potential consumers. Sustaining the Company's advertising program is highly dependent upon sales of its skin care products.

Selling expenses for 2000 were $6,130,900 compared to $6,087,600 for 1999, a less than 1% increase. That increase was comprised of a decrease in brokerage commissions and freight out (which vary with sales volume) of $133,000, a reduction in sales salaries and fringe benefits of $95,800, a decrease of $25,100 in telephone expenses, and a net decrease in other expenses of $26,400, none of which, by itself, was significant, all offset by an increase in depreciation, amortization and royalty expense of $67,100 and an increase in costs of promotional merchandise of $256,500.

Administrative expenses in 2000 were $5,110,300 compared to $5,254,900 in 1999, a decrease of $144,600 or 2.8%. That decrease was attributable to decreases in salaries, wages, and fringe benefits of $700,700, in depreciation expense of $30,700,in property taxes of $24,400, all offset by an increase of $425,200 in legal and professional fees (such increase was attributable to the recovery in 1999, through insurance, of $550,000 in legal fees which were expensed in prior periods), and increases in bad debt allowances of $27,800, and in other administrative expenses, none of which, standing alone, was significant, of $158,200.

Interest expense for 2000 was $1,141,400 versus $1,203,900 for 1999. Other income was $912,900 in 2000 as compared to $625,600 in 1999, an increase of $287,300 or 45.9%. Other income essentially consists of interest earned on the Company's cash reserves and on its bond sinking fund. Because the Company's 10% bonds have been refinanced with a long-term loan at a prime rate and because the Company no longer has the sinking fund relating to the bonds, both interest expense and other income will decrease substantially in 2001. During both 2000 and 1999, expenditures for research and development were not material (under 2% of revenues).

Year Ended
December 31, 1999
Compared to Year Ended December 31, 1998

Consolidated net sales for 1999 were $33.9 million vs. $39.5 million for 1998, a decrease of $5.6 million or about 14.2%. Average selling prices for 1999 were greater than those of 1998 by $1,290,800, prices of household products being up by $769,700 ($294,100 for Scott's Liquid Gold for wood and $475,600 for Touch of Scent), while average selling prices of cosmetics products increased by $521,100.

During 1999, net sales of cosmetics products accounted for 62.3% of consolidated net sales compared to 63.7% in 1998. Net sales of those products were $25,164,700 in 1998 compared to $21,102,500 in 1999, a decrease of
$4,062,200 or 16.1%. That decrease was comprised of a drop in unit sales of most of the Company's earlier established skin care products, offset by an increase in their average selling prices and by sales of more recently introduced products. The Company believes that its skin care sales were adversely affected by the maturation of the alpha hydroxy acid category of skin care products, by the Company's emphasis on retinol products in allocating its advertising dollars during 1999, and by intense competition from producers of similar or alternative products, many of whom are considerably larger than Neoteric Cosmetics, Inc., the Company's skin care subsidiary. Although some brands of alpha hydroxy acid skin care products experienced an increase in sales during 1999, available information indicates that sales of all brands of such products were down by about 4% during that year, compared to the next preceding year. During the second half of 1998, Neoteric Cosmetics, Inc. introduced two new lines of skin care products, Belleza Latina, specifically designed for the Hispanic market, and Alpha Hydrox Night ResQ, a retinol-based product; and, early in 1999, introduced Neoteric Diabetic Skin Care, a healing cream and a therapeutic moisturizer developed to address skin conditions of diabetics which is caused by poor blood circulation. Sales of these products and of the diabetic products met expectations, but sales of the Belleza Latina line were disappointing.

Sales of household products in 1999 accounted for 37.7% of consolidated net sales compared to 36.3% in 1998. These products are comprised of Scott's Liquid Gold for wood, a wood cleaner which preserves as it cleans, and Touch of Scent, a room air freshener. Sales of household products were $14,309,600 in 1998 compared to $12,786,900 in 1999, a decrease of $1,522,700, or 10.6%.
Sales of Scott's Liquid Gold for wood decreased from $9,335,100 in 1998 to $8,903,500 in 1999 (down by $431,600 or 4.6%) and sales of Touch of Scent decreased from $4,974,500 in 1998 to $3,883,400 in 1999 (down by $1,091,100 or 21.9%). The Company believes that a substantial decrease in expenditures to advertise Scott's Liquid Gold for wood during 1999 compared to 1998 and a continued erosion of its Touch of Scent sales volume were largely responsible for the decrease in sales of household products. Touch of Scent sales declined once again in 1999, adding to the downward trend of the last several years.

On a consolidated basis, cost of goods sold in 1999 was $11,921,300 compared to $13,581,900 in 1998, a decrease of $1,660,600 or 12.2 % (on a sales decrease of about 14.2%). As a percentage of consolidated net sales, cost of goods sold was 35.2% in 1999 vs. 34.4% in 1998, an increase of about 2%. That increase in the cost of goods sold percentage is the result of an increase in average selling prices in 1999 offset by lower production during 1999 vs. 1998, cost of good sold being affected by a lower absorption of on-going (fixed) manufacturing costs resulting from a lower level of products manufactured by the Company.

Advertising expenses for 1999 were $10,808,300 compared to $15,221,200 for 1998, a decrease of $4,412,900 or 29% (mostly for television). In 1999, the Company spent $10,018,900 to advertise its cosmetics products, compared to $11,376,800 in 1998, a decrease of 12.0%, and $789,400 in 1999 compared to
$3,844,400 in 1998 to advertise household products, a decrease of almost 79.5%. Advertising expenses for Scott's Liquid Gold for wood decreased from $3,675,900 in 1998 to $464,200 in 1999, whereas expenses to advertise Touch of Scent increased from $168,500 in 1998 to $325,200 in 1999.

Selling expenses for 1999 were $6,087,600 compared to $7,376,300 for 1998, a decrease of $1,288,700 or 17.5%. That decrease was comprised of a decrease in brokerage commissions and freight out (which vary with sales volume) of $491,800, a reduction in travel expenses of $140,300, decreases in costs of promotional merchandise of $225,300, a drop in slotting allowances of $121,900, a reduction in sales salaries and fringe benefits of $220,900, a decrease of $96,500 in telephone expenses, and a net decrease in other expenses of $106,700, none of which, by itself, was significant, all offset by an increase in depreciation and amortization of $114,700.

Administrative expenses in 1999 were $5,254,900 compared to $7,248,100 in 1998, a decrease of $1,993,200 or 27.5%. That decrease was attributable to a decrease of $1,617,100 in legal and professional fees, of which $550,000 derived from an insurance recovery of expenses incurred in 1998, and to the culmination of a lawsuit in 1998 for which $770,400 was charged against income in that year, and to decreases in depreciation expense of $116,800, in salaries, wages, and fringe benefits of $198,900, and in other administrative expenses, none of which, standing alone, was significant, of $60,400.

Interest expense and other income for 1999 were essentially the same as they were for 1998. During both 1999 and 1998, expenditures for research and development were not material (under 2% of revenues).

Liquidity and Capital Resources

On July 29, 1994, the Company consummated a $12 million 10% bond issuance to finance the expansion of the Company's Denver facilities. This expansion, prompted by the growth of the Company's wholly-owned subsidiary, Neoteric Cosmetics, Inc., manufacturer of Alpha Hydrox skin care products, included construction of a 74,600 square foot office building, replacing a smaller, existing office structure; and an additional 52,000 square feet of manufacturing and warehouse space at an aggregate cost of approximately $13.65 million, including the cost of furniture, fixtures and equipment. This project began in August of 1994 and was completed in January of 1996. On November 21, 2000 the Company redeemed the entire $12 million bond issue and entered into a seven year bank loan at the prime rate (9.5% at that time and on December 31, 2000), adjustable yearly, secured by the Company's land and buildings, with principal and interest payable monthly. The loan agreement with the bank contains a number of covenants, including the requirement for maintaining a current ratio of at least 1:1 and a ratio of consolidated long-term debt to consolidated net worth of not more than 1:1. The Company may not declare any dividends that would result in a violation of either of these covenants. The foregoing requirements were met at December 31, 2000.

During 2000, the Company's working capital decreased by $2,123,500, while its current ratio (current assets divided by current liabilities) decreased from 2.6:1 at December 31, 1999 to 2.0:1 at December 31, 2000. This decrease in working capital is attributable to (1) a net loss in 2000 of $2,260,900, (2) a reduction of long-term debt of $556,900, and (3) an increase in other assets of $47,100, all offset by (4) depreciation in excess of capital additions of $706,200, and (5) an increase of deferred income taxes of $35,200.

At December 31, 2000 net trade accounts receivable were $772,300 compared to $2,212,700 at the end of 1999, a decrease of $1,440,400, primarily due to a decrease in last quarter 2000 sales vs. those of the same period last year. Other receivables decreased by $349,300 during 2000, largely consisting of the net decrease in income tax refunds receivable of $356,700. Inventories were up by $21,100 at the end of 2000 compared to 1999. Prepaid expenses and taxes decreased by $86,800 during 2000, because of the amortization of bond fees originating from the 1994 bond issue. Trade accounts payable increased from the end of 1999 to the end of 2000 by $1,286,200, largely due to an increase in advertising payables at the end of 2000 vs. 1999. Accrued expenses were down $181,700 from 1999 to 2000, primarily because of reduced payroll accruals at December 31, 2000.

The Company has no significant capital expenditures planned for 2001 and expects that its available cash and cash flows from operating activities will fund the next twelve months cash requirements.

As a result of Board action the Company purchased 232,100 shares of its common stock, in 2000, on the open market at a cost of $215,600. Such stock was contributed by the Company to its Employee Stock Ownership Plan ("ESOP").

Legal Proceedings

Prior Annual Reports of the Company from 1996 forward describe a patent infringement suit which was filed against Neoteric Cosmetics, Inc. (and others) in May of 1996 in the United States District Court for the District of Delaware by TriStrata Technology, Inc. Neoteric Cosmetics, Inc., a wholly owned subsidiary of the Company, manufactures and sells skin care products under the name Alpha Hydrox. The plaintiff in the lawsuit alleged that Neoteric Cosmetics contributes to and/or induces infringement of patents owned by the plaintiff by selling and promoting Neoteric skin care products, which contain alpha hydroxy acid, for the purpose of visibly reducing a human skin wrinkle and/or fine lines and for the purpose of treating and/or preventing cosmetic conditions and dermatologic disorders of the human skin such as wrinkles and fine lines. In December of 2000 the Company settled the lawsuit. This settlement is contained in a license agreement between TriStrata and Neoteric Cosmetics, Inc. Under the license agreement, TriStrata grants to Neoteric Cosmetics and its affiliates a non-exclusive license to make and sell skin care products using certain alpha hydroxy acids for, among other things, the reduction of the appearance of skin wrinkles and the reduction in the appearance of skin changes associated with aging. The license agreement covers a territory which includes the United States and certain foreign countries. In accordance with the license agreement, Neoteric Cosmetics has issued a fixed payment for alleged past infringements and will pay a royalty on future net sales of products covered by the license agreement.

Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss due to adverse changes in financial and commodity market prices and rates. The Company is not materially exposed to market risks regarding interest rates because the interest on the Company's outstanding debt is at the prime rate, adjustable yearly. Further, the Company does not use foreign currencies in its business. Currently, it receives payments for sales to parties in foreign countries in U.S. dollars. Additionally, the Company does not use derivative instruments or engage in hedging activities. As a result, the Company does not believe that near-term changes in market risks will have a material effect on results of operations, financial position or cash flows of the Company.

Forward Looking Statements

This report may contain "forward-looking statements" within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the private Securities Litigation Reform act of 1995. Forward-looking statements and the Company's performance inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products in the marketplace; the degree of success of any new product or product line introduction by the Company; competitive factors; the need for effective advertising of the Company's products; limited resources available for such advertising; new competitive products and/or technological changes; dependence upon third party vendors and upon sales to major customers; changes in the regulation of the Company's products, including applicable environmental regulations; adverse developments in pending litigation; the loss of any executive officer; and other matters discussed in the Company's periodic filings with the Securities and Exchange Commission.

                    Report of Independent Public Accountants

      To the Board of Directors and Shareholders of Scott's Liquid Gold-Inc.

We have audited the accompanying consolidated balance sheets of Scott's Liquid Gold-Inc. (a Colorado corporation) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scott's Liquid Gold-Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP
Denver, Colorado,
January 26, 2001

Consolidated Statements of Operations


                                                                 Year ended December 31,
                                                     -----------------------------------------------
                                                           2000           1999              1998
                                                     --------------   -------------    --------------
Revenues:
  Net sales                                          $   28,607,500   $  33,889,400    $   39,474,300
  Other income                                              912,900         625,600           621,700
                                                     --------------   -------------    --------------
                                                         29,520,400      34,515,000        40,096,000
Costs and Expenses:
  Cost of sales                                          10,426,300      11,921,300        13,581,900
  Advertising                                             8,972,400      10,808,300        15,221,200
  Selling                                                 6,130,900       6,087,600         7,376,300
  General and administrative                              5,110,300       5,254,900         7,248,100
  Interest                                                1,141,400       1,203,900         1,201,000
                                                     --------------   -------------    --------------
                                                         31,781,300      35,276,000        44,628,500
                                                     --------------   -------------    --------------
Loss from operations                                     (2,260,900)       (761,000)       (4,532,500)
Income tax benefit (Note 6)                                       -        (256,500)       (1,758,400)
                                                     --------------   -------------    --------------
Net loss                                             $   (2,260,900)  $    (504,500)   $   (2,774,100)
                                                     ==============   =============    ==============
Loss per common share (Note 7):
  Basic                                              $        (0.22)  $       (0.05)   $        (0.27)
                                                     ==============   =============    ==============
  Diluted                                            $        (0.22)  $       (0.05)   $        (0.27)
                                                     ==============   =============    ==============
Weighted average shares outstanding:
  Basic                                                  10,103,100     10,103,100         10,103,100
                                                     ==============   =============    ==============
  Diluted                                                10,103,100     10,103,100         10,103,100
                                                     ==============   =============    ==============


See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets


                                                                    December 31,
                                                          ------------------------------
                                                               2000            1999
                                                          -------------   --------------
ASSETS
Current assets:
  Cash and cash equivalents                               $   5,485,000   $   5,008,600
  Trade receivables, less allowances
    of $595,000 and $645,500 for
    doubtful accounts                                           772,300       2,212,700
  Other receivables                                              59,000         408,300
  Inventories (Note 2)                                        2,787,400       2,766,300
  Prepaid expenses                                               88,500         216,000
  Deferred tax assets (Note 6)                                  754,400         713,700
                                                          -------------   -------------
      Total current assets                                    9,946,600      11,325,600
Property, plant and equipment, net (Note 3)                  16,924,600      17,630,800
Other assets                                                     65,800          18,700
                                                          -------------   -------------
                                                          $  26,937,000   $  28,975,100
                                                          =============   =============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                        $   2,706,800   $   1,420,600
  Accrued payroll and benefits                                  716,500         956,800
  Other accrued expenses                                      1,026,400         967,800
  Current maturities of long-term debt (Note 5)                 640,000       1,000,000
                                                          -------------   -------------
      Total current liabilities                               5,089,700       4,345,200
Long-term debt (Note 5)                                       5,309,000       5,865,900
Deferred income taxes (Note 6)                                1,189,700       1,154,500
                                                          -------------   -------------
                                                             11,588,400      11,365,600
Commitments and contingencies (Note 10)                               -               -
Shareholders' equity (Note 7):
  Common stock $0.10 par value,
    authorized 50,000,000 shares;
    issued and outstanding 10,103,100                         1,010,300       1,010,300
  Capital in excess of par                                    4,829,500       4,829,500
  Retained earnings                                           9,508,800      11,769,700
                                                          -------------   -------------
      Shareholders' equity                                   15,348,600      17,609,500
                                                          -------------   -------------
                                                          $  26,937,000   $  28,975,100
                                                          =============   =============


See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows


                                                                      Year ended December 31,
                                                          ------------------------------------------------
                                                               2000             1999            1998
                                                          -------------    -------------    --------------
Cash flows from operating activities:
  Net loss                                                $  (2,260,900)   $    (504,500)   $  (2,774,100)
  Adjustments to reconcile net loss to net
    cash provided (used) by operating activites:
    Depreciation and amortization                               817,700        1,281,800        1,316,800
    Provision for doubtful accounts                              27,800                -           43,500
    Change in assets and liabilities:
      Trade and other receivables                             1,761,900        1,174,400        1,376,100
      Inventories                                               (21,100)         423,400          643,200
      Prepaid expenses and other assets                          63,600          (16,300)         (38,500)
      Deferred income taxes                                      (5,500)          17,800          (79,700)
      Accounts payable and accrued expenses                   1,104,500       (1,380,500)      (1,054,500)
                                                          -------------    -------------    -------------
    Total adjustments to net loss                             3,748,900        1,500,600        2,206,900
                                                          -------------    -------------    -------------
Net cash provided (used) by operating activities              1,488,000          996,100         (567,200)
                                                          -------------    -------------    -------------
Cash flows from investing activities:
  Purchase of property, plant and equipment                     (94,700)        (294,200)        (189,400)
                                                          -------------    -------------    -------------
Net cash used by investing activities                           (94,700)        (294,200)        (189,400)
                                                          -------------    -------------    -------------
Cash flows from financing activities:
  Proceeds from exercise of stock options                             -                -           22,700
  Proceeds from short-term borrowings                                 -          110,500                -
  Principal payments on short-term borrowings                         -         (110,500)               -
  Proceeds from long-term borrowings                          6,000,000                -                -
  Principal payments on long-term borrowings                    (51,000)               -          (40,200)
  Increase in bond sinking fund                                (770,800)      (1,114,700)        (997,200)
  Payoff of mortgage bonds, net of sinking fund assets       (6,095,100)               -                -
  Dividends paid                                                      -                 -      (1,009,200)
                                                          -------------    -------------    -------------
Net cash used by financing activities                          (916,900)      (1,114,700)      (2,023,900)
                                                          -------------    -------------    -------------
Net increase (decrease) in cash and cash equivalents            476,400         (412,800)      (2,780,500)
Cash and cash equivalents, beginning of year                  5,008,600        5,421,400        8,201,900
                                                          -------------    -------------    -------------
Cash and cash equivalents, end of year                    $   5,485,000    $   5,008,600    $   5,421,400
                                                          =============    =============    =============
Supplemental disclosures:
  Cash paid during the year for:
    Interest                                              $   1,142,700    $   1,201,800    $   1,194,400
                                                          =============    =============    =============
    Income taxes                                          $      11,700    $       2,700    $   1,928,500
                                                          =============    =============    =============


See Notes to Consolidated Financial Statements.

Consolidated Statement of Shareholders' Equity


                                          Common Stock               Capital
                                  ----------------------------      in Excess        Retained
                                     Shares          Amount           of Par         Earnings
                                  ------------   -------------   -------------   --------------
Balance @ January 1, 1998          10,089,400     $  1,008,900   $   4,808,200   $   16,057,500
  Net loss                                  -                -               -       (2,774,100)
  Dividend                                  -                -               -       (1,009,200)
Other stock issuances                  13,700            1,400          21,300                -
                                  -----------     ------------   -------------   --------------
Balance @ December 31, 1998        10,103,100        1,010,300       4,829,500       12,274,200
  Net loss                                  -                -               -         (504,500)
                                  -----------     ------------   -------------   --------------
Balance @ December 31, 1999        10,103,100        1,010,300       4,829,500       11,769,700
  Net loss                                  -                -               -       (2,260,900)
                                  -----------     ------------   -------------   --------------
Balance @ December 31, 2000        10,103,100     $  1,010,300   $   4,829,500   $    9,508,800
                                  ===========     ============   =============   ==============


See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The Company manufactures and markets household chemical products and skin care products.

         The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain reclassifications have been made in the 1999 and 1998 Consolidated Financial Statements to conform to the classifications used in the current year.

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

         Inventories are stated at the lower of cost (first-in, first-out method) or market.

         Property, plant and equipment are recorded at historical costs. Depreciation is provided using the straight-line method over estimated useful lives of the assets ranging from three to forty-five years.

         Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents and trade receivables. The Company maintains its cash balances in the form of bank demand deposits with financial institutions that management believes are creditworthy. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. The Company has no significant financial instruments with off-balance sheet risk of accounting loss, such as foreign exchange contracts, option contracts or other foreign currency hedging arrangements.

         The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is indicated when the carrying amount of the asset is greater than amounts recoverable from future undiscounted cash flows.

         The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax basis of assets and liabilities using current tax rates.

       The Company expenses advertising costs as incurred.

         The Company has elected to follow Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options. Under APB No. 25, if the exercise price of employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recorded. The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-based Compensation" (See Note 7 - Shareholders' Equity).

         The Company follows SFAS No. 130, "Reporting Comprehensive Income" which establishes standards for reporting and displaying comprehensive income and its components. The Company's net loss equaled its comprehensive loss for the years ended December 31, 2000, 1999 and 1998,

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

         Pursuant to Emerging Issues Task Force Issue 00-10 "Accounting for Shipping and Handling Fees and Costs," amounts billed to a customer in a sale transaction related to shipping and handling are classified as revenue and the classification of shipping and handling costs totaling $1,205,100, $1,070,900 and $1,307,500 for the years ending December 31, 2000, 1999 and
1998, respectively, are included as a component of Selling expense on the accompanying Consolidated Statement of Operations.

         Pursuant to Emerging Issues Task Force Issue 00-14 "Accounting for Certain Sales Incentives," coupon related costs previously reflected as a component of Selling expenses are now reflected as a reduction to Net Sales. Results for the years ended December 31, 2000, 1999 and 1998 presented herein have been restated to reflect this change.

         In June 1998, SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities" was issued. This statement was subsequently amended in June 1999 by SFAS No.137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, " which changed the effective date of SFAS No. 133 to fiscal quarters and fiscal years beginning after June 15, 2000. SFAS No.133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Since inception, the Company has not entered into any derivative instruments nor does it engage in hedging activities. Management believes the adoption of this standard will not have a material effect on its financial statements.

         In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No.101, "Revenue Recognition in Financial Statements ("SAB 101"), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met in order to recognize revenue and provides guidance for disclosures related to revenue recognition policies. The subsequent issuance of SAB 101B deferred the timing of the adoption of the requirements until the fourth quarter of 2000, at which time the Company adopted these provisions. The Company recognizes revenue when the price is fixed or determinable, when there is persuasive evidence of an arrangement, and when title and risk of ownership of its products passes to the customer, which generally is upon delivery of the products. The Company estimates the amount of any returns and allowances and provides for an appropriate reserve.

         In March 2000, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 44, "Accounting for Certain Transactions Involving Stock Compensation." FIN No. 44 provides clarification and guidance on applying APB No. 25. FIN No. 44 generally provides for prospective application for grants or modifications to existing stock options or awards made after June 30, 2000. The Company's adoption of FIN No. 44 did not have a material impact on its financial statements.

NOTE 2.  INVENTORIES

         Inventories consisting of materials, labor and overhead were comprised of the following:


                                               At December 31,
                                       -----------------------------
                                           2000             1999
                                       ------------     ------------
Finished goods                         $ 1,745,000      $ 1,404,300
Raw materials                            1,042,400        1,362,000
                                       -----------      -----------
                                       $ 2,787,400      $ 2,766,300
                                       ===========      ===========


NOTE 3.  PROPERTY, PLANT and EQUIPMENT

         Property accounts are comprised of the following:


                                                         At December 31,
                                              ---------------------------------
                                                  2000                  1999
                                              ------------         ------------
Land                                          $  1,091,600         $  1,091,600
Buildings                                       16,252,700           16,240,200
Production equipment                             7,589,500            7,557,800
Office furniture & equipment                     1,921,300            1,984,100
Other                                              207,700              234,400
                                              ------------         ------------
                                                27,062,800           27,108,100
Less accumulated depreciation                   10,138,200            9,477,300
                                              ------------         ------------
                                              $ 16,924,600         $ 17,630,800
                                              ============         ============


         Depreciation expense for the years ended December 31, 2000, 1999 and 1998 were $800,900. $887,700 and $1,038,000, respectively.

NOTE 4.  FINANCIAL INSTRUMENTS

         The recorded amounts for cash and cash equivalents, receivables, other current assets, and accounts payable and accrued expenses approximate fair value due to the short-term nature of these financial instruments. The fair values of the Company's long-term debt have been estimated using discounted cash flow analysis based on current borrowing rates for debt with similar maturities and ratings.


                           At December 31, 2000                     At December 31, 1999
                   ----------------------------------       -----------------------------------
                     Book Value           Fair Value          Book Value            Fair Value
                   ---------------      -------------       ---------------        ------------
Long-term debt     $    5,949,000        $ 5,949,000          $  6,865,900          $ 7,122,500
                   ===============      =============       ===============        ============


NOTE 5.  LONG-TERM DEBT

         In November 2000, the Company received a seven-year term loan in the amount of $6.0 million with a commercial bank. The proceeds of the loan along with the existing sinking fund and cash on hand were used to pay-off the Company's $12 million bond indebtedness. The loan agreement with the Company's bank contains affirmative and negative covenants.


         Long-term debt is comprised of the following:


                                                                              At December 31,
                                                                     -------------------------------
                                                                         2000              1999
                                                                     -------------    --------------
First mortgage loan, secured by land and buildings,
due November 20, 2007, principal and interest of $98,064
payable monthly, interest at bank prime (9.5% at
December 31, 2000) and adjusted annually,                            $  5,949,000     $         -

First mortgage bonds secured by land and buildings                              -        12,000,000
                                                                     ------------     -------------
                                                                        5,949,000        12,000,000
Bond sinking fund                                                               -        (5,134,100)
                                                                     ------------     -------------
                                                                        5,949,000         6,865,900
Less current maturities                                                   640,000         1,000,000
                                                                     ------------     -------------
                                                                     $  5,309,000     $   5,865,900
                                                                     ============     =============



         Maturities of long-term debt for the years 2001 through 2005 are respectively: $640,000, $702,300, $772,000, $848,700, $932,900 and $2,053,100
maturing after 2005.

NOTE 6.  INCOME TAXES

         The provisions for income taxes include the following:


                                                Years ended December 31,
                                        -------------------------------------------
                                          2000            1999            1998
                                        ---------     ------------    -------------
Current provision (benefit):
  Federal                               $     -       $   (368,600)   $ (1,541,000)
  State                                       -                  -        (176,500)
                                        ---------     ------------    ------------
    Total current provision (benefit)   $     -       $   (368,600)   $ (1,717,500)
                                        =========     ============    ============
Deferred provision (benefit):
  Federal                               $     -       $    100,200    $    (36,600)
  State                                       -             11,900          (4,300)
                                        ---------     ------------    ------------
    Total deferred provision (benefit)  $     -       $    112,100    $    (40,900)
                                        =========     ============    ============
Provision (benefit):
  Federal                               $     -       $   (268,400)   $ (1,577,600)
  State                                       -             11,900        (180,800)
                                        ---------     ------------    ------------
    Total provision (benefit)           $     -       $   (256,500)   $ (1,758,400)
                                        =========     ============    ============



         Income tax expense (benefit) at the statutory tax rate is reconciled to the overall income tax expense (benefit) as follows:


                                                               Years ended December 31,
                                                    -----------------------------------------------
                                                        2000             1999              1998
                                                    -------------    ------------     -------------
Federal income tax at statutory rates               $  (768,700)     $  (258,700)     $ (1,541,000)
State income taxes, net of federal tax effect           (59,500)               -          (180,800)
Other                                                   (17,800)           2,300           (36,600)
                                                    -----------      -----------      ------------
  Total                                                (846,000)        (256,400)       (1,758,400)
Tax credits                                                   -             (100)                -
Valuation allowance                                     846,000                -                 -
                                                    -----------      -----------      ------------
  Effective tax                                     $         -      $  (256,500)     $ (1,758,400)
                                                    ===========      ===========      ============


         Deferred taxes are determined based on estimated future tax effects of differences between the amounts reflected in the financial statements and the tax basis of assets and liabilities given the provisions of enacted tax laws. The net deferred tax assets and liabilities are comprised of the following:


                                                            At December 31,
                                                    -----------------------------
                                                        2000            1999
                                                    -------------   -------------
Current:
  Allowance for uncollectible accounts              $     226,100   $     228,700
  Inventory reserves                                      290,500         171,700
  Prepaid insurance                                        57,000          63,900
  Accrued vacation                                        212,800         211,700
  Net operating loss carryforwards                        848,200               -
  Other                                                    31,400          37,700
  Valuation allowance                                    (911,600)              -
                                                    -------------   -------------
    Net current deferred tax assets                 $     754,400   $     713,700
                                                    =============   =============
Noncurrent:
  Accelerated depreciation for tax                  $  (1,232,500)  $  (1,196,500)
  Tax credits                                              41,800          40,800
  Other                                                     1,000           1,200
                                                    -------------   -------------
    Net noncurrent deferred tax liability           $  (1,189,700)  $  (1,154,500)
                                                    =============   =============


         At December 31, 2000 and 1999, the Company has no federal tax credit carryforwards. The Company carried back 1999's federal tax loss to offset the taxes paid in 1997 remaining after the previous carryback of 1998's tax loss. The Company has state net operating losses of approximately $2,500,000 expiring over a period ending in the year 2020 and state tax credits of $41,800 expiring over a period ending in the year 2013.

         During 2000, the Company increased its valuation allowance by $911,600 due mainly to uncertainty relating to the realization of the Company's net operating loss carryforwards. The amount of the deferred tax assets considered realizable could be adjusted in the future if taxable income materializes.

         A reconciliation of the Company's loss before taxes for financial statement purposes to taxable loss is as follows:


                                                            Years ended December 31,
                                                 -----------------------------------------------
                                                      2000           1999               1998
                                                 --------------  -------------    --------------
Loss from operations before income taxes         $  (2,260,900)  $   (761,000)    $  (4,532,500)
Difference between loss before
  income taxes and taxable loss:
    Permanent differences                               6,600           6,700            12,900
    Net changes in temporary differences              (27,000)       (294,900)          107,600
                                                 ------------    ------------     -------------
                                                      (20,400)       (288,200)          120,500
                                                 ------------    ------------     -------------
  Federal taxable loss                           $ (2,281,300)   $ (1,049,200)    $  (4,412,000)
                                                 ============    ============     =============


NOTE 7.  SHAREHOLDERS' EQUITY

         In 1993, a non-qualified stock option plan was adopted for the outside directors; in 1997, an incentive stock option plan was adopted for Company employees; and, in 1998, an incentive stock option plan for Company employees, officers and directors was adopted, all of which permited the Company to grant options up to an aggregate of 1,050,000 shares of common stock. In December 2000, the Board of Directors approved an amendment increasing the number of options available under the 1998 plan by 750,000 shares. Options are granted at not less than fair market value of the stock at the date of grant and those granted are exercisable from the grant date for five years.


                                                1993 Plan                  1997 Plan                  1998 Plan
                                       -------------------------  -------------------------  -------------------------
                                         Number       Average       Number        Average      Number       Average
                                           of       Option Price      of       Option Price      of       Option Price
                                         Shares      Per Share      Shares       Per Share     Shares      Per Share
                                       ---------    ------------  ---------   -------------  ----------   ------------
Maximum number of shares
  under the plan                        400,000                    300,000                   1,100,000
                                      =========                   ========                   =========
Outstanding, December 31, 1997          300,000     $    3.15            -      $       -            -     $     -
  Granted in 1998                       185,000          1.69      523,000           2.65      200,000        1.77
  Exercised                                   -             -            -              -            -           -
  Cancelled                            (185,000)         4.37     (231,500)          3.87            -           -
                                      ---------                   --------                   ---------
Outstanding, December 31, 1998          300,000          1.50      291,500           1.69      200,000        1.77
  Granted in 1999                             -             -            -              -      101,800        1.63
  Exercised                                   -             -            -              -            -           -
  Cancelled                             (48,300)         1.71      (15,300)          1.76            -           -
                                      ---------                   --------                   ---------
Outstanding, December 31, 1999          251,700          1.46      276,200           1.69      301,800        1.72
  Granted in 2000                        30,000          0.94       16,000           0.97      497,000        0.69
  Exercised                                   -             -            -              -            -           -
  Cancelled                                   -             -      (38,000)          1.69            -           -
                                      ---------                   --------                   ---------
Outstanding, December 31, 2000          281,700     $    1.40      254,200      $    1.64      798,800     $  1.08
                                      =========                   ========                   =========
Available for option,
  December 31, 2000                      18,300                     45,800                     301,200
                                      =========                   ========                   =========


         A summary of additional information related to the options outstanding as of December 31, 2000 is as follows:


                                             Options Outstanding and Exercisable
                                         -------------------------------------------
                                                               Weighted Average
                                            Number        --------------------------
                                          Outstanding      Remaining
Range of                                      at          Contractual     Exercise
Exercise Prices                            12/31/00           Life          Price
-------------------                      ------------     ------------   -----------
$0.69 - $0.97                                543,000       4.9 years      $    0.72
$1.09 - $1.56                                160,800       1.2 years      $    1.27
$1.69 - $2.00                                630,900       2.9 years      $    1.71
                                          ----------       ---------      ---------
  Total                                    1,334,700       3.5 years      $    1.25
                                          ==========


         The weighted average fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option pricing model using the following assumptions at December 31,


                                                 2000         1999         1998
                                              ---------    ---------    ---------
Dividend rate                                 $     -      $    -       $     -
Expected volatility                              64.95%      56.22%        67.17%
Risk-free interest rate                           5.02%       4.55%         4.24%
Expected life (in years)                          4.5         4.5           4.5


Using these assumptions, the fair value of the stock options granted in 2000, 1999 and 1998 were estimated to be $209,700, $81,700 and $578,500 respectively, net of income taxes. Had compensation cost been recorded based on the fair value of the options granted, the Company's pro-forma net loss and net loss per share for the years ended December 31, 2000, 1999 and 1998 would have been as follows:


                              2000                            1999                           1998
                 ------------------------------   ---------------------------   -------------------------------
                   As Reported      Pro Forma      As Reported     Pro Forma     As Reported       Pro Forma
                 --------------  --------------   ------------   ------------   -------------   ---------------
Net loss         $  (2,260,900)  $  (2,470,600)   $  (504,500)   $  (586,200)   $  (2,774,100)  $   (3,352,600)
                 =============   =============    ===========    ===========    =============   ==============
Loss per share   $       (0.22)  $       (0.24)   $     (0.05)   $     (0.06)   $       (0.27)  $        (0.33)
                 =============   =============    ===========    ===========    =============   ==============
Diluted loss
  per share      $       (0.22)  $       (0.24)   $     (0.05)   $     (0.06)   $       (0.27)  $        (0.33)
                 =============   =============    ===========    ===========    =============   ==============


         The Company has an Employee Stock Ownership Plan ("ESOP") to provide retirement benefits for its employees. The plan is designed to invest primarily in the Company's common stock and is non-contributory on the part of the employees. Contributions to the plan are discretionary as determined by the Company's Board of Directors. The Company expenses the cost of shares issued to the plan which amounted to $216,000 (232,100 shares), $50,000 (62,900 shares) and $103,000 (25,000 shares) in 2000, 1999 and 1998, respectively, all shares having been purchased on the open market.

         The Company presents basic and diluted earnings or loss per share in accordance with SFAS No. 128, "Earnings per Share" which establishes standards for computing and presenting basic and diluted earnings per share. Per share data is determined by using the weighted average number of common shares outstanding. Common equivalent shares are considered only for diluted earnings per share, unless considered anti-dilutive (as in the years 2000, 1999 and 1998). Common equivalent shares, determined using the treasury stock method, result from stock options with exercise prices that are below the average market price of the common stock. A reconciliation of the weighted average number of common shares outstanding follows:


                                                         2000               1999                1998
                                                      ------------       ------------       ------------
Common shares outstanding, beginning of the year       10,103,100         10,103,100         10,089,400
Stock options exercised                                                            -             13,700
                                                      -----------        -----------        -----------
Weighted average number of
  common shares outstanding                            10,103,100         10,103,100         10,103,100
Common share equivalents                                        -                  -                  -
                                                      -----------        -----------        -----------
Diluted weighted average number
  of common shares outstanding                         10,103,100         10,103,100         10,103,100
                                                      ===========        ===========        ===========


         The Company has 20,000,000 shares of preferred stock issuable in one or more series, none of which is outstanding.

         On March 2, 1998, the Company paid a dividend of $0.10 per share (aggregate $1,009,200) to shareholders of record on February 24, 1998.

NOTE 8.  SEGMENT INFORMATION

         The Company follows SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" which requires disclosure of operating segments, which as defined, are components of an enterprise about which separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

         The Company operates in two different segments: household products and skin care products. The Company's products are sold internationally (primarily in Canada), directly and through independent brokers, to mass marketers, drug stores, supermarkets, wholesale distributors and other retail outlets. Management has chosen to organize the Company around these segments based on differences in products sold. The household products segment produces Scott's Liquid Gold for wood, a wood cleaner which preserves as it cleans, and Touch of Scent, a room air freshener. The skin care products segment produces Alpha Hydrox, including alpha hydroxy acid cleansers and lotions and a retinol product, and Diabetic Skin Care, a healing cream and moisturizer developed to address skin conditions of diabetics.

         The Company's accounting policies for segments are the same as those described in Note 1, "Summary of Significant Accounting Policies." Management evaluates segment performance based on segment income or loss before profit sharing, bonuses, income taxes and nonrecurring gains and losses. Information on the Company's segments as of and for the years ended December 31 are as follows:


                                       2000                          1999                           1998
                           ----------------------------   -----------------------------  -----------------------------
                            Household       Skin Care      Household       Skin Care      Household       Skin Care
                             Products        Products       Products        Products       Products        Products
                           ------------    ------------   ------------    -------------  ------------    -------------
Net sales to
  external customers       $ 12,274,200    $ 16,333,300   $ 12,786,900    $ 21,102,500   $ 14,309,600    $ 25,164,700
Income (loss) before
  profit sharing, bonuses
  and income taxes         $    502,300    $ (2,763,200)  $  2,008,100    $ (2,769,100)  $ (2,619,400)   $ (1,766,400)
Identifiable assets        $  3,500,500    $  6,804,400   $  3,916,700    $  8,251,200   $  4,241,400    $  8,435,900


         The following is reconciliation of segment information to consolidated information:


                                                                            Years ended December 31,
                                                            ----------------------------------------------------
                                                                 2000                1999               1998
                                                            -------------       -------------     --------------
Revenues from reportable segments                           $  28,607,500      $   33,889,400     $  39,474,300
Other revenues                                                    912,900             625,600           621,700
                                                            -------------      --------------     -------------
  Consolidated revenues                                     $  29,520,400      $   34,515,000     $  40,096,000
                                                            =============      ==============     =============
Loss before profit sharing, bonuses
  and income taxes for reportable segments                  $  (2,260,900)     $     (761,000)    $  (4,385,800)
Corporate activities                                                 -                   -             (146,700)
                                                            -------------      --------------     -------------
Consolidated loss before income taxes                       $  (2,260,900)     $     (761,000)    $  (4,532,500)
                                                            =============      ==============     =============
Identifiable assets for reportable segments                 $  10,304,900      $   12,167,900     $  12,677,300
  Corporate assets                                             16,632,100          16,807,200        19,318,000
                                                            -------------      --------------     -------------
Consolidated total assets                                   $  26,937,000      $   28,975,100     $  31,995,300
                                                            =============      ==============     =============



         The Company attributes revenues to different geographical areas based on the location of the customer. All of the Company's long-lived assets are located in the United States. For the years ended December 31, revenues for each geographical area are as follows:


                                         2000             1999                1998
                                    -------------     ------------        ------------
United States                       $ 27,851,100      $ 32,204,100        $ 37,519,400
Foreign countries                        756,400         1,685,300           1,954,900
                                    ------------      ------------        ------------
Total net sales                     $ 28,607,500      $ 33,889,400        $ 39,474,300
                                    ============      ============        ============


         In 2000, 1999 and 1998, one customer accounted for approximately $9,200,000, $8,800,000 and $10,400,000 respectively of consolidated revenues. This customer is not related to the Company and is a customer of both segments. A loss of this customer could have a material effect on the Company if the consumer base served by this customer did not purchase the Company's products at other retail outlets. No long-term contracts exist between the Company and this customer or any other customer.

NOTE 9.  RETIREMENT PLANS

         The Company has a 401(k) Profit Sharing Plan ("Plan") covering its full-time employees who have completed four months of service, as defined in the Plan, and are age 18 or older. Participants may defer from 1% to 15% of their compensation up to a maximum limit determined by law. The Company may make discretionary "matching" contributions up to a maximum of 6% of each participant's compensation, but only for those employees earning no more than $30,000 annually. Additionally, the Company may make discretionary "profit sharing" contributions to eligible employees. Participants are always fully vested in their contributions, matching contributions and allocated earnings thereon. Vesting in the Company's profit sharing contributions is based on years of service, with a participant fully vested after five years. Company matching contributions totaled $25,400 in 2000, $31,500 in 1999 and $29,500 in 1998. The
Company has made no discretionary profit sharing contributions in 2000, 1999 or 1998.

NOTE 10. COMMITMENTS AND CONTINGENCIES

         In May 1996, a patent infringement suit was filed in the United States District Court for the District of Delaware against Neoteric Cosmetics, Inc. (and others) by TriStrata Technology, Inc. The plaintiff in the lawsuit alleged that Neoteric Cosmetics, Inc. contributes to and/or induces infringement of patents owned by the plaintiff by selling and promoting Neoteric skin care products, which contain alpha hydroxy acid, for the purpose of visibly reducing a human skin wrinkle and/or fine lines and for the purpose of treating and/or preventing cosmetic conditions and dermatologic disorders of the human skin such as wrinkles and fine lines. The plaintiff requested damages to compensate the plaintiff for any infringement, an injunction against further infringement, and treble damages because of an alleged willful and deliberate nature of the infringement. In 1995, after the issuance of one of the patents involved in the lawsuit, the Company changed its advertising and packaging to remove reference to wrinkles and fine lines. In December 2000, the Company entered into a settlement agreement with the plaintiff, which allows the Company to make reference to wrinkles and fine lines in both its packaging and advertising and obligates the Company to pay royalties to the plaintiff on certain products.

NOTE 11. TRANSACTIONS WITH RELATED PARTIES

         Until January 1999, the Company, Neoteric Cosmetics, Inc., and the Company's late Chairman, Jerome J. Goldstein were defendants in a lawsuit filed in the Federal District Court for the District of Colorado brought by Dr. and Mrs. Norman Brooks and a related corporation. Mrs. Brooks is the daughter of the late Chairman. The lawsuit involved a claim for compensation by the Brooks relating to Alpha Hydrox products. On July 24, 1998, a jury unanimously found in favor of the Company, its subsidiary, and Jerome J. Goldstein. The jury found that there was no liability as to each claim of the plaintiffs.

         Subsequently, the plaintiffs in the Brooks case filed an appeal of the judgement to the United States Tenth Circuit Court of Appeals. On January 21, 1999, the Company entered into a settlement agreement with the plaintiffs in the Brooks case.

         The settlement results in a dismissal of the appeal of that case and a release regarding the Company and the other defendants in the case. The Company continues to believe that the claims of the plaintiffs in the Brooks case were groundless. The settlement allowed the Company to avoid the cost, time and any uncertainty involved in an appeal of the case. Under the terms of the settlement, the defendants, including the Company, paid $225,000 to the plaintiffs who sought a jury award of $21 million in the trial court. The $225,000 was paid in January 1999, but was charged to 1998 operations. In settlement of its claim against the insurer under the Company's directors and officers liability insurance policy, the Company, in March 1999, received $550,000 which was a substantial part of the legal expenses and settlement paid by the Company with respect to the Brooks case.

         The Company has adopted a bonus plan for its executive officers for 2001. The Plan provides that an amount will be distributed to the Company's executive officers equal to 10% of the annual before tax profit exceeding $1 million, excluding items that are infrequent, unusual, or extraordinary. In 2000, 1999 and 1998, no bonuses were accrued or paid under a similar plan.

                                 Corporate Data

                           Plant and Executive Offices
      Scott's Liquid Gold-Inc., 4880 Havana Street, Denver, Colorado 80239
                               Phone 303-373-4860

                              Stock Transfer Agent
      Wells Fargo Minnesota, N.A., Stock Transfer 161 N. Concord Exchange,
                      South St. Paul, Minnesota 55075-0738

                                  Shareholders
           As of February 20, 2001 the Company had approximately 1,143 shareholders of record.

                               Market Information
           The high and low prices of Scott's Liquid Gold-Inc. common stock as traded on the NASD Over the Counter Bulletin Board commencing November 8, 1999, and prior to
           that date on the New York Stock Exchange, were as follows.
  The over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.


                     2000                                                      1999
               THREE MONTHS ENDED                                        THREE MONTHS ENDED
                     HIGH              LOW                                      HIGH              LOW
----------------------------------------------------------------------------------------------------------
March 31            $1.063            $0.688               March 31             1-5/8          1-13/16
June 30             $1.625            $0.625                June 30             1-7/8           1-3/16
September 30        $1.093            $0.781           September 30             1-7/8              7/8
December 31         $0.850            $0.531            December 31            1-3/16            19/32
----------------------------------------------------------------------------------------------------------

                 NYSE Symbol: SGD (prior to November 8, 1999)
             NASD OTCBB Symbol: SLGD (effective November 8, 1999)
       No decision has been made as to future dividends. See "Management's
          Discussion and Analysis of Financial Condition and Results of
            Operations-Liquidity and Capital Resources" for information concerning restrictions on dividends.

Current stock quotes, SEC filings, quarterly earnings and press releases can be found at: http://www.businesswire.com/cnn/slgd.htm
       Product web sites:  http://www.scottsliquidgold.com
                           http://www.alphahydrox.com
                           http://www.touchofscent.com
                           http://www.neotericdiabetic.com

                             Directors and Officers

Mark E. Goldstein     Chairman of the Board, President, Chief Executive Officer
                      and Director
Carolyn J. Anderson   Executive Vice President, Chief Operating Officer,
                      Corporate Secretary and Director
Jeffrey R. Hinkle     Vice President-Marketing and Director
Jeffry B. Johnson     Treasurer, Chief Financial Officer and Director
Carl A. Bellini       Independent Businessman and Director
Dennis H. Field       Independent Consultant and Director
James F. Keane        Independent Consultant and Director